UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

American Defense Systems, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

025351 107

(CUSIP Number)

Anthony Piscitelli

American Defense Systems, Inc.

230 Duffy Avenue,

Hicksville, NY 11801

(516) 390-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Greenberg Traurig, LLP

1750 Tysons Boulevard

Suite 1200

McLean, Virginia 22102

Attention:  Jeffrey R. Houle, Esq.

(703) 749-1300

April 11, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025351 107

1.	Names of Reporting Persons Anthony Piscitelli

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,012,934

	8.	Shared Voting Power

	9.	Sole Dispositive Power 8,012,934

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,012,934

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.4% *

14.	Type of Reporting Person (See Instructions) IN

*Based on 39,339,480 shares of common stock outstanding.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $.001 per share (the “Common Stock”), of American Defense Systems, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 230 Duffy Avenue, Hicksville, New York 11801.

Item 2.	Identity and Background

This Schedule 13D is filed on behalf of Anthony Piscitelli (the “Reporting Person”).

This Schedule 13D relates to 8,012,934 shares of Common Stock held by the Reporting Person (the “Shares”).  The Reporting Person has sole voting and dispositive power over the Shares.

The business address of the Reporting Person is American Defense Systems, Inc., 230 Duffy Avenue, Hicksville, New York 11801.  The Reporting Person is currently serving as President, Chief Executive Officer, and Chairman of the Board of Directors of the Issuer.

During the past five years, the Reporting Person has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

The Reporting Person is a citizen of the United states.

Item 3.	Source and Amount of Funds or Other Consideration

On May 1, 2003, in connection with the Issuer’s acquisition of A.J. Piscitelli & Associates, Inc., a New York corporation (“AJPA”), the Reporting Person was issued 14,500,000 shares of the Issuer’s Common Stock in consideration for all of the Reporting Person’s ownership interest in AJPA.  Additionally, on September 30, 2004, the Reporting Person was issued 1,500,000 shares of the Issuer’s Common Stock as compensation for services rendered.  Subsequently, the Reporting Person has sold or transferred without consideration 7,987,066 of such shares.

Item 4.	Purpose of Transaction

The Reporting Person acquired the Shares for investment purposes.  The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares.  The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and, subject to the Lock-up Agreement described in Item 6, take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which he now owns or may hereafter acquire.

At the date of this Statement, the Reporting Person, except as set forth in this Statement and consistent with the Reporting Person’s position with the Issuer, has no plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer

As of the date of this report, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 8,012,934 shares of Common Stock, which represents approximately 20.4% of the Common Stock outstanding as of April 18, 2008.  The Reporting Person has sole power to vote or direct the vote of, and to dispose or direct the disposition of all of such shares.

All of the percentages calculated in this statement are based upon an aggregate of 39,339,480 shares of Common Stock outstanding as of April 18, 2008.

There have been no transactions in the securities of the Issuer by the Reporting Person in the 60 days immediately preceding the date of this report.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Securities Purchase Agreement, dated as of March 7, 2008, by and among the Issuer and the investors party thereto, the Reporting Person entered into a lock up agreement with the Issuer (the “Lock-up Agreement”).  The Lock-up Agreement prohibits the Reporting Person from selling or transferring more than 10% of the Shares without the Issuer’s consent, commencing on the date thereof and ending on the twelve month anniversary of the Initial Closing Date as described therein.

Item 7.	Material to be Filed as Exhibits

Exhibit 1.  Form of Lock-up Agreement for Anthony Piscitelli, Gary Sidorsky, Fergal Foley, Victor La Sala, John Rutledge, and Curtis Taufman, dated as of March 7, 2008 (included as exhibit 10.19 to Amendment No.1 to the Form 10, filed on March 21, 2008, and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 25, 2008
ANTHONY PISCITELLI

	By:	/s/ Anthony Piscitelli
Name: Anthony Piscitelli

EXHIBIT INDEX

Exhibit Number	Description

1.

Form of Lock-up Agreement for Anthony Piscitelli, Gary Sidorsky, Fergal Foley, Victor La Sala, John Rutledge, and Curtis Taufman, dated as of March 7, 2008 (included as exhibit 10.19 to Amendment No.1 to the Form 10, filed on March 21, 2008, and incorporated herein by reference).